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EXHIBIT 4.1


                                 AMENDMENT TO
                      THE 1996 EQUITY PARTICIPATION PLAN
                                      OF
                          RENTAL SERVICE CORPORATION



  Rental Service Corporation, a Delaware corporation, adopted the 1996 Equity Participation Plan of Rental Service Corporation, effective December 5, 1996 (the "1996 Plan").

  As allowed by Section 10.2 of the Plan, this amendment to the 1996 Plan (the "Amendment") was authorized by a resolution of the Board of Directors of the Company on February 25, 1998, subject to and effective upon stockholder approval. This Amendment, together with the 1996 Plan, constitutes the entire 1996 Plan as amended to date.

1. Section 2.1(a) of the 1996 Plan is hereby amended and restated in its entirety as follows:

     (a) The shares of stock subject to Options, awards of Restricted Stock, Performance Awards, Dividend Equivalents, awards of Deferred Stock, Stock Payments or Stock Appreciation Rights shall be Common Stock, initially shares of the Company's Common Stock, par value $.01 per share. The aggregate number of such shares which may be issued upon exercise of such options or rights or upon any such awards under the Plan shall not exceed two million (2,000,000). The shares of Common Stock issuable upon exercise of such options or rights or upon any such awards may be either previously authorized but unissued shares or treasury shares.

Executed at Scottsdale, Arizona, as of the 29th day of April, 1998.

               By:

               /s/ Martin R. Reid
               ----------------------------------------
               Martin R. Reid, Chairman of the Board
               and Chief Executive Officer

               By:

               /s/ Robert M. Wilson
               ----------------------------------------
               Robert M. Wilson, Senior Vice President,
               Chief Financial Officer, Secretary and Treasurer


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